UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2013

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On October 23, 2013, Can-Fite BioPharma Ltd. (the “Company”) issued a press release in Israel announcing the completion of the sale by the Company pursuant to a shelf registration report in Israel of 3,675 units, each consisting of 500 ordinary shares, nominal value NIS 0.25 per share, of the Company (“Ordinary Shares”) and 375 Series 12 Options to purchase Ordinary Shares, for an aggregate of 1,837,500 Ordinary Shares and 1,378,125 Series 12 Options to purchase Ordinary Shares. The purchase price in the offering was NIS 5,800 per unit ($1,648.52 based on the exchange rate of New Israel Shekels to U.S. Dollars of NIS 3.51830 to $1.00), for an aggregate purchase price for all units of NIS 21,315,000 ($6,058,323.62 using the same exchange rate). After the payment of sales commissions, the Company received net proceeds from the offering of NIS 20,226,250 ($5,748,870.19). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: October 23, 2013	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer